UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN

FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements

and Supplemental Schedule

As of December 31, 2011 and 2010 and for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

  The 401(k) Stock Purchase Plan for Employees of

  Cullen/Frost Bankers, Inc. and Its Affiliates

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Antonio, Texas

June 22, 2012

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Participant-directed investments, at fair value	$344,999,577	$367,572,315
Receivables:
Employer contributions	590,392	533,732
Participant contributions	468,086	488,015
Notes receivable from participants	12,641,459	12,217,958

Net assets available for benefits	$358,699,514	$380,812,020

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Interest income on notes receivable from participants	$467,864
Dividend income on investments	9,812,088
Net appreciation in fair value of investments	—
Contributions:
Employer - cash	9,413,472
Employer - company stock	825,666
Participant	14,346,526
Participant roll-overs	1,448,370

Total additions	36,313,986

Deductions:
Net depreciation in fair value of investments	32,167,027
Benefits paid to participants	26,170,478
Administrative fees	88,987

Total deductions	58,426,492

Net change	(22,112,506)
Net assets available for benefits:
Beginning of year	380,812,020

End of year	$358,699,514

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2011 and 2010

1. Significant Accounting Policies

Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting. Benefits are recorded when paid.

New Accounting Standards. Accounting Standards Update (ASU) No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amended Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Plan’s financial statements.

ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements.” ASU 2010-06 requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company’s should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy became effective for the Plan beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Plan on January 1, 2010. Since ASU 2010-06 only relates to fair value measurement disclosures, adoption of ASU 2010-06 did not impact the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI), and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statement of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.

Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the online summary of the plan for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. CFBI matching contributions were made in CFBI common stock through February 3, 2011. Subsequent to February 3, 2011, CFBI matching contributions were made in cash, which was utilized to purchase the CFBI common stock allocated to participant accounts. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) CFBI’s contributions and (b) plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.

Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to plan terms. The payment shall equal the amount of the participant’s vested account in the Plan. Terminated participants are required to take a distribution upon reaching the age of 65. Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Net assets available for benefits	$358,699,514	$380,812,020
Employer contributions receivable	(590,392)	—
Participant contributions receivable	(468,086)	—

Net assets as reported on Form 5500	$357,641,036	$380,812,020

The following is a reconciliation of net change in net assets available for benefits as reported in the accompanying financial statements to net loss as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2011:

Net change in net assets available for benefits	$(22,112,506)
Employer contributions receivable	(590,392)
Participant contributions receivable	(468,086)

Net loss as reported on Form 5500	$(23,170,984)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 24, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5. Investments

The following presents individual investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2011	2010
Cullen/Frost Bankers, Inc. common stock	$177,522,040	$196,991,599
AIM STIT Liquid Assets Fund	25,381,892	30,471,347

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value during 2011, as follows:

Mutual funds	5,595,897
Common stock	26,571,130

$32,167,027

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee/custodian, Reliance Trust Company; the record keeper, The Hartford Retirement Services, LLC (“Hartford”), and CFBI and its Affiliates, qualify as party-in-interest transactions.

Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.

Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

7. Risks and Uncertainties

The Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8. Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC Topic 820 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value, based on a quoted market price, of shares held by the Plan at year end.

Mutual funds include various equity, fixed-income and blended funds with varying investment strategies. The investment objective of equity funds is long-term capital appreciation with current income. The investment objective of fixed-income funds is to maximize investment return while preserving investment principal.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below summarizes Plan investments measured at fair value as of December 31, 2011 and 2010. All of Plan’s investments were measured at fair value utilizing Level 1 valuation inputs at both December 31, 2011 and 2010. The Plan previously reported certain of the investments using Level 2 market inputs. Plan management has determined that certain of these investments are actively traded and pricing is readily available in the market and thus should have been reported as Level 1. This change had no impact on the fair value of investments in any of the periods presented.

	December 31, 2011	December 31, 2010
Common stock	$177,522,040	$196,991,599
Mutual funds:
Equity Funds:
Aggressive allocation	3,886,276	—
Conservative allocation	3,284,652	2,501,521
Foreign large blend	13,697,302	16,531,267
Domestic equity	—	8,345,134
Growth allocation	—	3,861,031
Large blend	8,752,104	—
Large growth	22,804,132	23,765,478
Large value	15,612,600	15,208,207
Mid-cap growth	5,787,630	11,551,303
Mid-cap value	8,067,530	9,212,398
Moderate allocation	18,502,247	18,930,286
Real estate	2,967,415	2,673,708
Small growth	6,361,103	—
Small value	1,571,396	1,525,076
Fixed Income:
Inflation protected bond	4,912,043	4,423,096
Intermediate term bond	13,297,172	11,339,059
Short term bond	7,196,781	7,359,905
Money Market Funds	30,777,154	33,353,247

	$344,999,577	$367,572,315

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	3,355,761 shares	$177,522,040

Mutual Funds
AIM STIT Liquid Assets Fund	25,381,892 shares	25,381,892
AIM STIT Treasury Fund	5,395,262 shares	5,395,262
American Funds AMCAP Fund	471,993 shares	8,887,635
American Balanced Fund	508,783 shares	9,264,946
Goldman Sachs Mid Cap Value Fund	241,832 shares	8,067,530
Invesco Real Estate Fund	129,638 shares	2,967,415
MFS Value Fund	281,747 shares	6,288,600
MFS Conservative Asset Allocation Fund	263,616 shares	3,284,652
MFS Growth Allocation Fund	294,638 shares	3,886,276
MFS Moderate Allocation Fund	544,012 shares	7,088,472
PIMCO Real Return Fund	416,628 shares	4,912,043
T Rowe Price Mid Cap Growth Adv Fund	111,903 shares	5,787,630
Vanguard 500 Index Signal	91,501 shares	8,752,104
Victory Small Company Opportunity Funds	51,964 shares	1,571,396
*Frost Core Growth Equity Fund	1,442,124 shares	13,916,497
*Frost Dividend Value Equity Fund	625,726 shares	5,512,649
*Frost Small Cap Equity Fund	833,696 shares	6,361,103
*Frost International Equity Fund	1,792,841 shares	13,697,302
*Frost Kemper Multi Cap Deep Value Fund	444,213 shares	3,811,351
*Frost Low Duration Bond Fund	691,333 shares	7,196,781
*Frost Strategic Balanced Fund	217,273 shares	2,148,829
*Frost Total Return Bond Fund	1,278,574 shares	13,297,172

		167,477,537

Total investments		$344,999,577

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates	12,641,459

*	Denotes party-in-interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Date: June 22, 2012	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number Description

23.1 Consent of Independent Registered Public Accounting Firm

32.1 Section 1350 Certification